EXHIBIT 99.1
For Immediate Release Contact: Harvey Grossblatt, President Universal Security Instruments, Inc. 410-363-3000, Ext. 224 or Don Hunt, Jeff Lambert Lambert, Edwards & Associates, Inc. 616-233-0500

Universal Security Instruments Reports Fourth-Quarter and Year-End Results

OWINGS MILLS, Md. June 23, 2010 - Universal Security Instruments, Inc. (NYSE Amex: UUU) today announced results for its fourth quarter and fiscal year ended March 31, 2010.

Universal reported fourth quarter net income of $468,223, or $0.20 per basic and diluted share, on sales of $6,301,918.  This compares to net income of $78,150, or $0.03 per basic and diluted share, on sales of $5,928,367 for the comparable period of the previous year.  Included in last year’s results was income from discontinued operations of $41,767.

For the 12 months ended March 31, 2010, sales were $26,439,118 versus $26,097,596 for the same period last year.  The Company reported net earnings of $2,268,048 or $0.95 per basic and diluted share versus net income of $4,865,357 or $1.97 per basic and $1.96 per diluted share for the same period last year.  Included in the March 31, 2009 results was a gain of $3,423,021 from discontinued operations.  The Company’s book value at March 31, 2010 has increased to $10.96 per share versus $9.95 per share at March 31, 2009.

“We are very pleased with the Company’s performance during the past fiscal year, particularly in light of the challenges the economy has created. Included in our results is approximately $500,000 of research and development expenses, which we expended for new product development, and we expect to spend another $400,000-$600,000 in this fiscal year to complete the development and testing of our new product line,” said Harvey Grossblatt, Chairman and CEO of Universal.

Universal previewed approximately 25 new products in May at the International Hardware Show in Las Vegas and received very positive feedback from our customers. Initial deliveries of several of these products should begin in the September time frame.

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer (through its Hong Kong Joint Venture) and distributor of safety and security devices. Founded in 1969, the Company has a 41 year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms. For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, our and our Hong Kong Joint Venture's respective ability to maintain operating profitability, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and our Hong Kong Joint Venture and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

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11407 CRONHILL DRIVE, SUITE A • OWINGS MILLS, MARYLAND 21117, USA
 (410) 363-3000  •  www.universalsecurity.com

Universal/Page 2
UNIVERSAL SECURITY INSTRUMENTS, INC.
CONSOLIDATED STATEMENT OF INCOME
	(UNAUDITED)
	Three Months Ended March 31,
	2010	2009
Sales	$6,301,918	$5,928,367
Net income from continuing operations	468,223	36,383
Income per share from continuing operations:
Basic	0.20	0.02
Diluted	0.20	0.02
Gain from discontinued operations	-	41,767
Gain per share from discontinued operations:
Basic	-	0.02
Diluted	-	0.02
Net income	468,223	78,150
Net income per share – basic	0.20	0.03
Net income per share – diluted	0.20	0.03
Weighted average number of common shares outstanding
Basic	2,387,887	2,421,755
Diluted	2,398,927	2,423,323

	(AUDITED)
	Twelve Months Ended March 31,
	2010	2009
Sales	$26,439,118	$26,097,596
Net income from continuing operations	2,268,048	1,442,336
Income per share from continuing operations:
Basic	0.95	0.58
Diluted	0.95	0.58
Gain from discontinued operations	-	3,423,021
Gain per share from discontinued operations:
Basic	-	1.39
Diluted	-	1.38
Net income	2,268,048	4,865,357
Net income per share – basic	0.95	1.97
Net income per share – diluted	0.95	1.96
Weighted average number of common shares outstanding
Basic	2,387,887	2,466,983
Diluted	2,398,300	2,471,807
CONSOLIDATED BALANCE SHEET
	March 31,
	2010	2009
ASSETS
Cash, cash equivalents and investments	$6,255,521	$284,030
Accounts receivable and amount due from factor	4,374,224	5,076,217
Inventory	3,439,906	8,997,231
Prepaid expenses	351,192	255,745
Current assets of discontinued operations	-	202,565
TOTAL CURRENT ASSETS	14,420,843	14,815,788
INVESTMENT IN HONG KONG JOINT VENTURE	12,153,456	10,550,373
PROPERTY, PLANT AND EQUIPMENT – NET	199,163	251,366
OTHER ASSETS AND DEFERRED TAX ASSET	1,897,292	2,160,151
TOTAL ASSETS	$28,670,754	$27,777,678
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued expenses	$2,162,755	$2.761,438
Current liabilities of discontinued operations	-	202,565
Accrued liabilities	279,035	752,452
TOTAL CURRENT LIABILITIES	2,441,790	3,716,455
LONG TERM OBLIGATION	46,459	95,324
SHAREHOLDERS’ EQUITY
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,387,887 and 2,408,220 shares at March 31, 2010 and March 31, 2009, respectively	23,879	24,083
Additional paid-in capital	13,135,198	13,186,436
Retained earnings	13,023,428	10,755,380
TOTAL SHAREHOLDERS’ EQUITY	26,182,505	23,965,899
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$28,670,754	$27,777,678